UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   August 2025

File No.   000-55193

Silver North Resources Ltd.

(Formerly Alianza Minerals Ltd.)

(Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F       FORM 20-F    ☒     FORM 40-F   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver North Resources Ltd.

(Registrant)

Dated: December 12, 2025	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1News Release dated August 12, 2025

99.2News Release dated August 15, 2025

99.3News Release dated August 20, 2025

99.4Interim Financial Statements for the period ended June 30, 2025

99.5Management Discussion and Analysis